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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midkiff & Stone Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4808 Palmetto
(No. and Street)

Bellaire	TX	77401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
M. E. Midkiff, III (713)667-2902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1700 Bedford Street, Suite 101	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

SEC Mail Processing Section
JUN 02 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morris E. Midkiff, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midkiff & Stone Capital Group, Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NO EXCEPTIONS —

WILLIAM EMERSON STONE, III
MY COMMISSION EXPIRES
November 10, 2008

[Signature]
Signature

President
Title

[Signature] 52708
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDKIFF & STONE CAPITAL GROUP, INC.
(S.E.C. I.D. NO. 8-26726)

FINANCIAL STATEMENTS FOR THE
YEAR ENDED MARCH 31, 2008
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BERGER ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 Bedford Street, Suite 101, Stamford, Connecticut 06905
(203) 325-9727 Fax (203) 327-9035

OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Midkiff & Stone Capital Group, Inc.

We have examined the statement of financial condition of Midkiff & Stone Capital Group, Inc. for the year ended March 31, 2008.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly the financial position of Midkiff & Stone Capital Group, Inc. at March 31, 2008, in conformity with U.S. generally accepted accounting principles.

Berger Associates, P.C.

Certified Public Accountants

May 23, 2008

MIDKIFF & STONE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

ASSETS

CURRENT ASSETS:		
Cash	$ 14,878	
Clearance Account	10,021	
Accounts Receivable	4,499	
Investments - At Market	170,403	
TOTAL ASSETS		$ 199,801

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 2,394	
Commissions Payable	10,000	
Officer Loan	71,820	
Accrued Expenses and Taxes Payable	78,608	
Total Current Liabilities		$ 162,822
STOCKHOLDERS' EQUITY:		
Capital Stock	15,000	
Retained Earnings	21,979	
Total Stockholders' Equity		36,979
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 199,801

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Midkiff & Stone Capital Group, Inc. (the "Company") was incorporated and commenced operations on April 23, 1981. The Company is engaged in investment banking, brokerage and investment research activities.

Furniture and Fixtures

The Company currently leases furniture & fixtures on a month to month basis.

Investments

Marketable securities consist of stocks. Future dividends are recorded as earned. The cost of the marketable securities sold is determined on the specific identification method. Securities are carried at market value. At March 31, 2008, the cost of investments aggregated $144,401.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all instruments with an original maturity of three months or less to be cash equivalents. The clearance account deposit is required pursuant to the Company's clearing agreement with Southwest Securities, and is not treated as a cash equivalent.

NOTE 2 - PENSION AND PROFIT SHARING PLAN

The Company has a non-contributory defined contribution pension plan in effect covering substantially all employees. The Company may make annual contributions to the plan up to 10% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the pension expense for that year.

Total pension expense for the year ended March 31, 2008 was $14,078.

The Company has a profit-sharing plan in effect covering substantially all employees. The Company may make annual contributions to the plan up to 15% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the profit-sharing expense for that year.

Total profit-sharing expense for the year ended March 31, 2008, was $21,117.

NOTE 3 - CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At March 31, 2008, the computation of net capital, minimum net capital and ratio of Aggregate Indebtedness to Net Capital was as follows:

		2008
Total Shareholders' Equity		$ 36,979
Non-allowable Assets and Other Deductions:		
Securities Haircuts	$ 25,708	
Excess Clearance Account	21	
Non-allowable Accounts Receivable	4,499	
Total		(30,228)
Net Capital		$ 6,751
Amounts Included in Total Liabilities which Represent Aggregate Indebtedness		$ 81,002
Minimum Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,400
Capital in Excess of Minimum Requirement		$ 1,351
Ratio of Aggregate Indebtedness to Net Capital		1,200%

Note - There is no material differences between the amounts presented above, based on the accompanying audited financial statements and the Corporation's FOCUS Reports of March 31, 2008. Therefore, no reconciliation is deemed necessary.

The Corporation is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in clause (B) of subparagraph (k)(2) of the Rule.

NOTE 4 - INCOME TAXES

Income tax expense does not bear the customary relationship (at statutory rates) to income before income taxes, principally because 70% of dividends received are not taxable for Federal income tax purposes.

NOTE 5 - RELATED PARTY TRANSACTIONS

At March 31, 2008, the Company had the following related party transactions:

Note payable - shareholder payable on demand with interest at the current short term interest rates	$ 71,820
Expenses paid out of pocket due shareholder	None
Office equipment leased from shareholder	$ 5,018

NOTE 6 - LEASE COMMITMENTS

The Company is currently leasing office equipment on a monthly basis. The Company has no current lease obligation for office space.

NOTE 7 - REGULATORY EXPENSES

The Company currently pays fees to FINRA and various states as regulation and registered personnel fees.

NOTE 8 - ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 9 - CONCENTRATION OF RISK

Accounts on deposit in banks are insured up to the federal limit. Midkiff & Stone Capital Group, Inc. accounts on deposit with broker institutions or clearing houses are not federally insured.

NOTE 10 - OWNERSHIP INTEREST

Company President, M. E. Midkiff, III, has a 2/3 interest effective April 1, 2002. M. E. Midkiff, III held controlling rights for the entire fiscal year.

END